UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)
Horsehead Holding Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
440694305

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		608,958

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		608,958

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	608,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS Pabrai Investment Fund 3, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		473,403

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		473,403

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	473,403

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		630,072

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		630,072

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	630,072

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.8%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS Dalal Street, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		10,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	*

12	TYPE OF REPORTING PERSON

	OO
* Less than one-tenth of one percent.

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS Harina Kapoor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,201

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		27,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,201*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	**

12	TYPE OF REPORTING PERSON

	IN
* Includes (a) 20,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship, and (b) 1 share held by the IRA FBO Harina Kapoor.
** Less than one-tenth of one percent.

CUSIP No.	440694305

1	NAMES OF REPORTING PERSONS Mohnish Pabrai I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,749,634

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,749,634

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,749,634*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	IN
* Includes (a) 7,200 shares held by Ms. Kapoor, (b) 1 share held by the IRA FBO Harina Kapoor, and (c) 20,000 shares held by Mr. Pabrai and his wife, Ms. Kapoor, as joint tenants with rights of survivorship.

CUSIP No.	440694305
Item 1. (a) Name of Issuer.
Horsehead Holding Corp.
Item 1. (b) Address of Issuer’s Principal Executive Offices.
4955 Steubenville Pike
Suite 405
Pittsburgh, PA 15205
Item 2. (a) Name of Person Filing.
This Schedule 13G/A is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership (“PIF2”), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation (“PIF3”), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Dalal Street, LLC, a California limited liability company (“Dalal Street”), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal Street and a shareholder and president of PIF3 (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated February 17, 2009, filed by the Reporting Persons as Exhibit A to this Schedule 13G/A.
Item 2. (b) Address of Principal Business Office or, if none, Residence.
114 Pacifica
Suite 240
Irvine, CA 92618-3321
Item 2. (c) Citizenship.
PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Dalal Street is a California limited liability company. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.
Item 2. (d) Title of Class of Securities. Common Stock.
Item 2. (e) CUSIP Number. 440694305

Item 3.	If this Statement is fled pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.	440694305
Item 4. Ownership.
(a) and (b).
     This Schedule 13G/A shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street in its capacity as the general partner of PIF2 and PIF4 and as the investment manager of PIF3, (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal Street and as president of PIF3 and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares except as follows.

	Shares
Reporting Person	Beneficially Owned		% of Class (‡)
The Pabrai Investment Fund II, L.P.	608,958		1.7%

Pabrai Investment Fund 3, Ltd.	473,403		1.3%

Pabrai Investment Fund IV, L.P.	630,072		1.8%

Dalal Street, LLC	10,000		*

Harina Kapoor	27,201	**	*

Mohnish Pabrai	1,749,634	***	5.0%

‡	All percentages in this table are based on the 35,253,803 shares of Common Stock of Horsehead Holding Corp. issued and outstanding as of November 10, 2008, as reported in the Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.

*	Less than one-tenth of one percent.

**	Includes (a) 20,000 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship and (b) 1 share held by the IRA FBO Harina Kapoor.

CUSIP No.	440694305

***	Includes (a) 7,200 shares held by Ms. Kapoor, (b) 1 share held by the IRA FBO Harina Kapoor, and (c) 20,000 shares held by Mr. Pabrai and his wife, Ms. Kapoor, as joint tenants with rights of survivorship.
(c) Dalal Street and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street and Mohnish Pabrai disclaim beneficial ownership of any such shares except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 27,201 shares set forth opposite their names in the table above. Mohnish Pabrai disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein, if any.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     This Schedule 13G/A is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	440694305
SIGNATURES
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

THE PABRAI INVESTMENT FUND II, L.P.

By:	Dalal Street, LLC, Its General Partner

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By:	Dalal Street, LLC, Its General Partner

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

/s/ HARINA KAPOOR
Harina Kapoor

/s/ MOHNISH PABRAI
Mohnish Pabrai

CUSIP No.	440694305
EXHIBIT INDEX

EXHIBIT	DESCRIPTION

EXHIBIT A	JOINT REPORTING AGREEMENT

CUSIP No.	440694305
EXHIBIT A
JOINT REPORTING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Horsehead Holding Corp. is being filed on behalf of each of the parties named below.
Dated: February 17, 2009

THE PABRAI INVESTMENT FUND II, L.P.

By:	Dalal Street, LLC, Its General Partner

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

By:	Dalal Street, LLC, Its General Partner

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

By:	/s/ MOHNISH PABRAI
Mohnish Pabrai, Chief Executive Officer

/s/ HARINA KAPOOR
Harina Kapoor

/s/ MOHNISH PABRAI
Mohnish Pabrai